AB 2/28/06

SECURITIES AND EXCHANGE COMMISSION

06005039

RECEIVED FEB 24 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 185

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| SEC FILE NUMBER |
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| 8- 42561 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTEGRITY FUNDS DISTRIBUTOR, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH MAIN
(No. and Street)

| MINOT | ND | 58703-3189 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK ANDERSON — (701) 852-5292
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY MARTZ AND ASSOCIATES, P.C.
(Name - *if individual, state last, first, middle name*)

PROCESSED MAR 17 2006 THOMSON FINANCIAL

| 24 WEST CENTERAL | MINOT | ND | 58701 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

CH 3/16/06

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MARK ANDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY FUNDS DISTRIBUTOR, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Mark R. Anderson
Signature

President
Title

Carla Brown
Notary Public

Carla Brown
Notary Public
State of North Dakota
My Commission Expires Feb. 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Balance Sheet.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.N/A
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INTEGRITY FUNDS DISTRIBUTOR, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
INTEGRITY MUTUAL FUNDS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2005 AND 2004

WITH

INDEPENDENT AUDITOR'S REPORT

**INTEGRITY FUNDS DISTRIBUTOR, INC.**
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)

TABLE OF CONTENTS

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors
Integrity Funds Distributor, Inc.
Minot, North Dakota

We have audited the accompanying balance sheets of Integrity Funds Distributor, Inc. (a wholly-owned subsidiary of Integrity Mutual Funds, Inc.) as of December 31, 2005 and 2004 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Funds Distributor, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 22, 2006



BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

**INTEGRITY FUNDS DISTRIBUTOR, INC.**
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

*ASSETS*

| | | 2005 | | 2004 |
|---|---|---|---|---|
| CURRENT ASSETS | | | | |
| Cash and cash equivalents | $ | 305,877 | $ | 289,411 |
| Accounts and commissions receivable | | 119,219 | | 126,220 |
| Prepaid assets | | 20,044 | | 23,676 |
| Total current assets | $ | 445,140 | $ | 439,307 |
| OTHER ASSETS | | | | |
| Deferred sales commissions | $ | 186,010 | $ | 416,907 |
| Total other assets | $ | 186,010 | $ | 416,907 |
| TOTAL ASSETS | $ | 631,150 | $ | 856,214 |

*LIABILITIES AND STOCKHOLDERS' EQUITY*

| | | 2005 | | 2004 |
|---|---|---|---|---|
| CURRENT LIABILITIES | | | | |
| Commissions and fees payable | $ | 83,349 | $ | 110,064 |
| Accrued expenses | | 9,055 | | 8,779 |
| Total current liabilities | $ | 92,404 | $ | 118,843 |
| TOTAL LIABILITIES | $ | 92,404 | $ | 118,843 |
| STOCKHOLDERS' EQUITY | | | | |
| Common stock, par value $1 per share, 50,000 shares authorized, 24,625 shares issued and outstanding | $ | 24,625 | $ | 24,625 |
| Additional paid-in capital | | 4,409,721 | | 4,409,721 |
| Accumulated deficit | | (3,895,600) | | (3,696,975) |
| TOTAL STOCKHOLDERS' EQUITY | $ | 538,746 | $ | 737,371 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 631,150 | $ | 856,214 |

SEE NOTES TO FINANCIAL STATEMENTS

**INTEGRITY FUNDS DISTRIBUTOR, INC.**
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | | 2005 | | 2004 |
|---|---|---|---|---|
| INCOME | | | | |
| Fee income | $ | 1,229,099 | $ | 1,227,909 |
| Commission and underwriting income | | 661,268 | | 669,400 |
| Interest and dividend income | | 2,138 | | 3,495 |
| Total income | $ | 1,892,505 | $ | 1,900,804 |
| EXPENSES | | | | |
| Commission and fee expense | $ | 984,225 | $ | 1,161,287 |
| Professional fees | | 14,888 | | 26,842 |
| Advertising and promotion | | 32,004 | | 13,024 |
| Printing and postage | | 64,471 | | 36,141 |
| Dues, fees, and registrations | | 32,484 | | 41,016 |
| Compensation and benefits | | 138,355 | | 92,341 |
| Rent | | 3,355 | | 2,800 |
| Travel | | 10,997 | | 25,800 |
| Amortization of deferred sales commissions | | 316,928 | | 321,942 |
| Networking expenses | | 64,055 | | 2,331 |
| Phone | | 11,290 | | 10,600 |
| Office and computer supplies | | 17,212 | | 3,304 |
| Other expenses | | 15,866 | | 8,021 |
| Total expenses | $ | 1,706,130 | $ | 1,745,449 |
| INCOME BEFORE INCOME TAX EXPENSE | $ | 186,375 | $ | 155,355 |
| INCOME TAX EXPENSE | | (73,100) | | (60,900) |
| NET INCOME | $ | 113,275 | $ | 94,455 |

SEE NOTES TO FINANCIAL STATEMENTS

**INTEGRITY FUNDS DISTRIBUTOR, INC.**
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, January 1, 2004 | $ 24,625 | $ 4,409,721 | $ (3,162,330) | $ 1,272,015 |
| Net Income | 0 | 0 | 94,455 | 94,455 |
| Dividends | 0 | 0 | (629,100) | (629,100) |
| Balance, December 31, 2004 | $ 24,625 | $ 4,409,721 | $ (3,696,975) | $ 737,371 |
| Net Income | 0 | 0 | 113,275 | 113,275 |
| Dividends | 0 | 0 | (311,900) | (311,900) |
| Balance, December 31, 2005 | $ 24,625 | $ 4,409,721 | $ (3,895,600) | $ 538,746 |

SEE NOTES TO FINANCIAL STATEMENTS

**INTEGRITY FUNDS DISTRIBUTOR, INC.**
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS , INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | | 2005 | | 2004 |
|---|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | |
| Net income | $ | 113,275 | $ | 94,455 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Sales commissions amortized | | 316,928 | | 321,942 |
| Effects on operating cash flows due to changes in: | | | | |
| Accounts and commissions receivable | | 7,001 | | 10,226 |
| Deferred sales commissions capitalized | | (86,031) | | (10,963) |
| Prepaid assets | | 3,632 | | (23,676) |
| Clearing deposit | | - | | 25,140 |
| Commissions and fees payable | | (26,715) | | (9,020) |
| Accrued expenses | | 276 | | 8,779 |
| Net cash provided by operating activities | $ | 328,366 | $ | 416,883 |
| CASH FLOWS USED BY FINANCING ACTIVITIES | | | | |
| Dividends | $ | (311,900) | $ | (629,100) |
| Net cash used by financing activities | $ | (311,900) | $ | (629,100) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | $ | 16,466 | $ | (212,217) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 289,411 | | 501,628 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ | 305,877 | $ | 289,411 |
| SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION | | | | |
| Cash paid during the year for: | | | | |
| Income taxes | $ | 73,100 | $ | 60,900 |

SEE NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Integrity Funds Distributor, Inc. are presented to assist in understanding the Company's financial statements.

**Nature of Operations** - The Company is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Parent"). Capital Financial Services, Inc. is also a wholly-owned subsidiary of the Parent. The Company's primary business is as the principal underwriter and distributor of "Integrity Mutual Funds," "Integrity Managed Portfolios," and "The Integrity Funds," hereinafter collectively referred to as "the Funds."

**Cash and Cash Equivalents** – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

**Accounts and Commissions Receivable** - The Company's receivables consist primarily of fees charged to the affiliated funds for distribution services. Management believes all of the receivables are collectible and has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

**Commissions** - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Concentrations** - Substantially all of the Company's revenue is derived from fees charged to the Funds mentioned in Note 1. All trade receivables are due from the Funds. The Company is economically dependent upon the operating results of the Funds.

**Income Taxes** - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income.

**Deferred Sales Commissions** – Sales commissions paid to brokers and dealers in connection with the sale of shares of the sponsored mutual funds sold without a front-end sales charge (B and C shares), are capitalized and amortized on a straight line basis over a period not exceeding eight years, which approximates the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from various sponsored mutual funds and potential contingent deferred sales charges received from shareholders of the various sponsored mutual funds. Contingent deferred sales charges received by the Company are recorded as a reduction of unamortized deferred sales commissions. In accordance with Statement of Position 98-5, the commissions paid for the sale of Integrity Fund of Funds, Inc.'s shares have been expensed as incurred. The contingent deferred sales charges received from early redemptions from Integrity Fund of Funds, Inc. have been recorded as revenue.

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its parent. The tax provisions consisted of the following:

| | 2005 | 2004 |
|---|---|---|
| Federal | $ 63,300 | $ 52,700 |
| State | 9,800 | 8,200 |
| Total | $ 73,100 | $ 60,900 |

A reconciliation of the differences between the expected income tax expense as computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

| | 2005 | 2004 |
|---|---|---|
| Expected income tax expense at the U.S. statutory rate | $ 63,300 | $ 52,700 |
| The affect of: | | |
| Increase due to state taxes, net of U.S. Federal income tax effects | 9,800 | 8,200 |
| Income tax expense | $ 73,100 | $ 60,900 |

NOTE 4 - **RELATED PARTY TRANSACTIONS**

The transactions between Integrity Funds Distributor, Inc., Capital Financial Services, Inc., and the Funds are summarized below:

| | 2005 | 2004 |
|---|---|---|
| Commission and other fee income from funds | $ 1,890,367 | $ 1,897,309 |
| Year end receivables from funds | $ 119,219 | $ 126,220 |
| Commission and other fees paid to Capital Financial Services, Inc. | $ 24,523 | $ 14,591 |

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $222,866 which was $197,866 in excess of its minimum required net capital of $25,000. The Company's net capital ratio was .41 to 1.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $32,004 and $13,024 for the years ended December 31, 2005 and 2004, respectively.

NOTE 7 - **RISKS AND UNCERTAINTIES**

The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The maximum loss that could have resulted from the risk totaled approximately $210,000 as of December 31, 2005.

NOTE 8 - **REORGANIZATION**

During 2004, the Company entered into a general assignment and assumption agreement with ND Capital, Inc. ("ND Capital"), another wholly-owned broker-dealer subsidiary of the Parent. For financial reporting purposes, the assets and liabilities of ND Capital were transferred into the Company at their respective carrying balances at October 1, 2004. The results of ND Capital's operations for January 1, 2004 through September 30, 2004 are also presented in the Company's operating results for the year ended December 31, 2004. For tax reporting purposes, the transaction qualified as a tax-free reorganization under Section 368(a)(1)(D) of the Internal Revenue Code. As a result of this reorganization, the Company's beginning of the year shareholders' equity balance has been restated as follows:

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|
| Balance, January 1, 2004 | $ 24,625 | $ 172,075 | $ 1,412 | $ 198,112 |
| Transfer of ND Capital's Equity | - | 4,237,646 | (3,163,742) | 1,073,903 |
| Balance, January 1, 2004 | $ 24,625 | $ 4,409,721 | $ (3,162,330) | $ 1,272,015 |

For purposes of the cash flow statement, the Company's beginning of the year cash and cash equivalents balance has been restated as follows:

| | | |
|---|---|---|
| Cash and Cash Equivalents, Beginning of Year | $ | 218,536 |
| Addition of ND Capital's Beginning of Year Cash and Cash Equivalents | | 283,092 |
| Cash and Cash Equivalents, Beginning of Year | $ | 501,628 |

SUPPLEMENTARY INFORMATION

**INTEGRITY FUNDS DISTRIBUTOR, INC.**
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | $ 538,746 | $ 737,371 |
| Less non-allowable assets: | | |
| Deferred sales commissions | (186,010) | (416,907) |
| Prepaid assets | (20,044) | (23,676) |
| Accounts and commissions receivable | (109,826) | (114,485) |
| Net capital | $ 222,866 | $ 182,303 |
| AGGREGATE INDEBTEDNESS | | |
| Commission and fees payable | $ 83,349 | $ 110,064 |
| Accrued expenses | 9,055 | 8,779 |
| Total aggregate indebtedness | $ 92,404 | $ 118,843 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital requirement[1] | $ 25,000 | $ 25,000 |
| Excess net capital at 1500%[2] | $ 216,706 | $ 174,380 |
| Excess net capital at 1000%[2] | $ 213,626 | $ 170,419 |
| Ratio: Aggregate indebtedness to net capital | .41 to 1 | .65 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION | | |
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | $ 222,866 | $ 182,303 |
| Net audit adjustments to allowable assets | 0 | 0 |
| Net capital per above | $ 222,866 | $ 182,303 |

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

| | 2005 | 2004 |
|---|---|---|
| 1500% | $ 6,160 | $ 7,923 |
| 1000% | $ 9,240 | $ 11,884 |

**INTEGRITY FUNDS DISTRIBUTOR, INC.**
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2005 AND 2004

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Stockholders and Directors
Integrity Funds Distributor, Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedules of Integrity Funds Distributor, Inc. (the "Company") for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all full and paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce, to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 22, 2006